Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com
November 28, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Polaris Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2007
File No. 333-145759

Dear Mr. Reynolds:

On behalf of Polaris Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 20, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Ronald E. Alper. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

In addition, please note that the size of the offering has been increased from $150 million to $180 million.

General

1.
We note your response to comment 11 of our letter dated October 5, 2007. Please confirm that you have provided full names and that there are no middle initials for David Palmer, Jerry Stone and David Moore.

We have revised the disclosure in the Registration Statement to provide the full names, including middle initials, for each of David Palmer, Jerry Stone and David Moore.

Securities and Exchange Commission
November 28, 2007

Prospectus Summary, page 1

2.	Please add risk factor disclosure concerning Mr. Byron's non-competition agreement.

We have revised the disclosure on page 22 of the Registration Statement as requested.

3.
Revise the prospectus summary to delete and/or limit the discussion of management's background and experience in certain industry areas and in certain transactions. In particular, the disclosure concerning the Paradigm-Tranzact investments and series of transactions appears to be confusing and misplaced in the prospectus summary of this filing.

We have revised the disclosure on page 1 of the Registration Statement as requested.

The Offering, page 3

Securities Being Purchased By Insiders, page 3

4.
We note your response to comment 14 of our previous letter and we reissue the comment. Please revise the disclosure here and elsewhere to make clear that the securities being purchased in the private placement are not transferable until 45 days after the closing of the initial acquisition transaction in part in order to assure the compliance of such offering with the Federal securities laws. Please include additional disclosure to address this waiver right and the extent to which transfer restrictions may be waived.

We have revised the disclosure on page 4 of the Registration Statement as requested.

Amended and Restated Certificate of Incorporation, page 7

5.
We note your response to comment 20 of our previous letter and we reissue the comment. Please clarify whether the Registrant has obtained an opinion of counsel as to the statement that the provision in the registrant's articles of association providing for immediate winding up and dissolution has the same effect as if the Registrant's board and shareholders had formally voted to windup and dissolve operations. If not, discuss the steps taken and analysis obtained to support such statement.

We have revised the disclosure on pages 7 and 8 of the Registration Statement as requested.

The Offering, page 3

6.
In the carryover paragraph on pages 8-9 and elsewhere in the prospectus where appropriate, provide any available detail as the means and/or methods which may be utilized by the company and/or its officers, directors and or insiders in order to influence a vote on a proposed acquisition transaction and the potential legal consequences of such actions being taken at such time.

Securities and Exchange Commission
November 28, 2007

We have revised the disclosure on pages 9 and 25 of the Registration Statement as requested.

Proposed Business page 38

7.
Revise the disclosure to remove the overly assertive sales and marketing material currently included herein to read more like a prospectus with a more factual basis and tone. In particular, much of the disclosure relating to transactions involving unrelated third parties is confusing, does not appear relevant, and is of no particular use to potential investors with respect to the investment decision being made here.

We have revised the disclosure on pages 38 and 39 of the Registration Statement as requested.

Management, page 53

8.	Revise the management biographies to comply with Item 401(e) of Regulation S-K.

We respectfully believe the management biographies currently comply with Item 401(e) of Regulation S-K. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant
cc:	Marc V. Byron
Lowell D. Kraff